SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Bunch, James (Last) (First) (Middle) 30 South Pearl Street (Street) Albany, NY 12207 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) June 26, 2000 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
Mechanical Technology Incorporated   MKTY
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
            X          Officer                             Other

Officer/Other
Description Vice President	6. If Amendment, Date of Original (Month/Day/Year) 07/07/2000 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Bunch, James - June 2000
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Options (Rights to Buy)	06/26/2001 (1) | 06/25/2010	Common Stock - 75,000.00	$11.47	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 08-14-2000 ** Signature of Reporting Person Date James Bunch Page 2 SEC 1473 (3-99)

Bunch, James - June 2000
Form 3 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 3 - June 2000

James Bunch
30 South Pearl Street

Albany, NY 12207
Explanation of responses:

 (1)   Options vest annually at a rate of 25% per year beginning 06/26/01.

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